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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -----------------
                                  SCHEDULE TO
                                  (RULE 13E-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               -----------------
                             JUNIPER NETWORKS, INC.
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))
                               -----------------
         OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.00001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                               -----------------
                                   48203R 10 4
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                            (UNDERLYING COMMON STOCK)
                                -----------------
                                  LISA C. BERRY
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                             JUNIPER NETWORKS, INC.
                           1194 NORTH MATHILDA AVENUE
                           SUNNYVALE, CALIFORNIA 94089
                                 (408) 745-2384
                 (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                           ON BEHALF OF FILING PERSON)
                                -----------------
                            CALCULATION OF FILING FEE

================================================================================
        TRANSACTION VALUATION*                      AMOUNT OF FILING FEE
================================================================================
             $158,587,808                                  $31,717
================================================================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 39,916,827 shares of common stock of Juniper Networks, Inc. having an aggregate value of $158,587,808 as of September 18, 2001 will be acquired in connection with this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2)AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:  Not applicable

Form or Registration No.: Not applicable

Filing party: Not applicable

Date filed: Not applicable

[ ] CHECK BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes to designate any transactions to which the statement relates:

[ ]  THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
[X]  ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
[ ]  GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
[ ]  AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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WE HAVE NOT COMMENCED THE OFFER TO WHICH THIS SCHEDULE PERTAINS. THIS SCHEDULE
THEREFORE REMAINS SUBJECT TO COMPLETION AND CHANGE. A COMPLETED SCHEDULE TO WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN WE COMMENCE THE OFFER. THE TERMS AND CONDITIONS OF THE OFFER ARE SUBJECT TO CHANGE PRIOR TO OR DURING THE OFFERING PERIOD. YOU SHOULD READ THE COMPLETED SCHEDULE TO WHEN IT IS AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION. THE SCHEDULE TO AND OTHER FILED DOCUMENTS CAN BE OBTAINED WITHOUT CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV.

ITEM 1. SUMMARY TERM SHEET.
     The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated _________, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.
     (a) The name of the issuer is Juniper Networks, Inc., a Delaware corporation (the "Company"), and the address of its principal executive office is 1194 North Mathilda Avenue, Sunnyvale, California 94089. The telephone number of its principal executive office is (408) 745-2000. The information set forth in the Offer to Exchange under Section 40 ("Additional Information Concerning Juniper Networks") is incorporated herein by reference.

     (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain of its employees to exchange certain options to purchase shares of the Company's Common Stock, par value $0.00001 per share that are outstanding under (i) the Company's 2000 Nonstatutory Stock Option Plan, as may be amended from time to time (the "2000 Plan") and (ii) the Company's Amended and Restated 1996 Stock Plan, as amended, and as may be amended from time to time (the "1996 Plan") for new options to purchase Common Stock that will be granted under either the 1996 Plan or the 2000 Plan (collectively, described as the "Option Plans"), at the discretion of the Company's Board of Directors (the "Replacement Options"), upon the terms and subject to the conditions described in the Offer to Exchange.

     As of ________, 2001, there were options to purchase ________________ shares of the Company's Common Stock outstanding under the Option Plans. The information set forth in the Offer to Exchange under "Summary Term Sheet,"
Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Eligible Options for Exchange and Cancellation and Issuance of Replacement Options") and Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Shares Underlying Options") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
     (a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.
     (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Tendering Options"), Section 4 "Change in Election; Withdrawal Rights"),
Section 5 ("Acceptance of Eligible Options for Exchange and Cancellation and Issuance of Replacement Options"), Section 6 ("Conditions of the Offer"),
Section 8 ("Source and Amount of Consideration; Terms of Replacement Options"),
Section 10 ("Status of Eligible Options Acquired by Us in the Offer"), Section 11 ("Legal Matters; Regulatory Approvals"), Section 12 ("Material U.S. Federal Income Tax Consequences"), Section 13 ("Material Tax Consequences for Employees Who are Tax Residents in Australia"), Section 14 ("Material Tax Consequences for Employees Who are Tax Residents in Austria"), Section 15 ("Material Tax Consequences for Employees Who are Tax Residents in Belgium"), Section 16 ("Material Tax Consequences for Employees Who are Tax Residents in Brazil"),
Section 17 ("Material Tax Consequences for Employees Who are Tax Residents in Canada"), Section 18 ("Material Tax Consequences for Employees Who are Tax Residents in China"), Section 19

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

("Material Tax Consequences for Employees Who are Tax Residents in Denmark"),
Section 20 ("Material Tax Consequences for Employees Who are Tax Residents in Finland"), Section 21 ("Material Tax Consequences for Employees Who are Tax Residents in France"), Section 22 ("Material Tax Consequences for Employees Who are Tax Residents in Germany"), Section 23 ("Material Tax Consequences for Employees Who are Tax Residents in Hong Kong"), Section 24 ("Material Tax Consequences for Employees Who are Tax Residents in India"), Section 25 ("Material Tax Consequences for Employees Who are Tax Residents in Ireland"),
Section 26 ("Material Tax Consequences for Employees Who are Tax Residents in Italy"), Section 27 ("Material Tax Consequences for Employees Who are Tax Residents in Japan"), Section 28 ("Material Tax Consequences for Employees Who are Tax Residents in Korea"),Section 29 ("Material Tax Consequences for Employees Who are Tax Residents in Malaysia"), Section 30 ("Material Tax Consequences for Employees Who are Tax Residents in Mexico"), Section 31 ("Material Tax Consequences for Employees Who are Tax Residents in The Netherlands"), Section 32 ("Material Tax Consequences for Employees Who are Tax Residents in Singapore"), Section 33 ("Material Tax Consequences for Employees Who are Tax Residents in Spain"), Section 34 ("Material Tax Consequences for Employees Who are Tax Residents in Sweden"), Section 35 ("Material Tax Consequences for Employees Who are Tax Residents in Switzerland"), Section 36 ("Material Tax Consequences for Employees Who are Tax Residents in Taiwan"),
Section 37 ("Material Tax Consequences for Employees Who are Tax Residents in United Kingdom"), Section 38 ("Extension of Offer; Termination; Amendment") and
Section 39 ("Fees and expenses") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.
     (e) The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Options") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Eligible Options for Exchange and Cancellation and Issuance of Replacement Options") and Section 10 ("Status of Eligible Options Acquired by Us in the Offer") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") and
Section 39 ("Fees and Expenses") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions to the Offer") is incorporated herein by reference.

     (d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     (a) The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Options") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Options") is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     (a) Not applicable.


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

ITEM 10. FINANCIAL STATEMENTS.
     (a) The information set forth in the Offer to Exchange under Section 40 ("Information Concerning Juniper Networks"), and on pages 11 through 14 of
Exhibit 13.1 to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 and (iii) on pages 3 through 5 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, is incorporated herein by reference, and is available at the Securities and Exchange Commission website at www.sec.gov.

     (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.
     (a) The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving Eligible Options"), Section 11 ("Legal Matters; Regulatory Approvals") and
Section 40 ("Information Concerning Juniper Networks") is incorporated herein by reference.

     (b) Not applicable.

ITEM 12. EXHIBITS.

          (a)(1)    Offer to Exchange dated September __, 2001
          (a)(2)*   Form of Letter of Transmittal
          (a)(3) Juniper Networks, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission (the "Commission") on
                    March 27, 2001, is incorporated herein by reference.
          (a)(4)    Juniper Networks, Inc. Quarterly Report on Form 10-Q for its
                    fiscal quarter ended June 30, 2001, filed with the
                    Commission on August 6, 2001, is incorporated herein by reference.
          (b)       Not applicable
          (d)(1) Juniper Networks, Inc. 2000 Nonstatutory Stock Option Plan, as amended, is incorporated herein by reference to the Company's registration statement on form S-8 filed with the Commission on March 29, 2001.
          (d)(2) Juniper Networks, Inc. Amended and Restated 1996 Stock Plan, as amended, is incorporated herein by reference to the Company's registration statement on Form S-8 filed with the Commission on March 29, 2001.
          (g)       Not applicable.
          (h)       Not applicable.

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          * To be filed by amendment

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         (a) Not applicable.



                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in his Schedule TO is true, complete and correct.

                                    JUNIPER NETWORKS, INC.

                                    /s/ Marcel Gani
                                    -----------------------------------
                                    Marcel Gani
                                    Chief Financial Officer

Date: September 28, 2001



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

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER    DESCRIPTION
-------   -----------
(a)(1)    Offer to Exchange dated September __, 2001
(a)(2)*   Form of Letter of Transmittal
(a)(3)    Juniper Networks, Inc. Annual Report on Form 10-K for its
          fiscal year ended December 31, 2000, filed with the
          Securities and Exchange Commission (the "Commission") on
          March 27, 2001, is incorporated herein by reference.
(a)(4)    Juniper Networks, Inc. Quarterly Report on Form 10-Q for its
          fiscal quarter ended June 30, 2001, filed with the
          Commission on August 6, 2001, is incorporated herein by
          reference.
(b)       Not applicable
(d)(1)    Juniper Networks, Inc. 2000 Nonstatutory Stock Option Plan,
          as amended, is incorporated herein by reference to the
          Company's registration statement on form S-8 filed with the
          Commission on March 29, 2001.
(d)(2)    Juniper Networks, Inc. Amended and Restated 1996 Stock Plan,
          as amended, is incorporated herein by reference to the
          Company's registration statement on Form S-8 filed with the
          Commission on March 29, 2001.
(g)       Not applicable.
(h)       Not applicable.

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* To be filed by amendment


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